SUB-ITEM 77Q2




Section 16(a) of the Securities Exchange Act of 1934, as amended
(the ?1934 Act?) and Section 30(h) of the 1940 Act in combination require the Fund?s Directors, certain officers, and persons who own more than 10% of the Fund?s common stock, as well as LMPFA and certain of its affiliated persons, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (?SEC?) and the New York Stock Exchange, Inc.
(?NYSE?). Such persons and entities are required by SEC regulations to furnish the Fund with copies of all such filings. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Fund believes that, during the fiscal year ended November
 30, 2016, all such filing requirements were met with respect to shares of beneficial interest on Form 3 for John D. Kenney, Justin Eede, Brian Eakes and Terence Johnson, which were filed late due to an administrative oversight.